

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2025

Tim Foote
Chief Financial Officer
BlackBerry Limited
2200 University Ave East
Waterloo, ON, Canada
N2K 0A7

> **Re: BlackBerry Limited**
> **Form 10-K for the fiscal year ended February 28, 2025**
> **File No. 001-38232**

Dear Tim Foote:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phil Kurtz